UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 26, 2023, Mr. Shengwang Liu tendered the resignation as the Chief Financial Officer (“CFO”) of Chijet Motor Company, Inc. (the “Company”), effective August 31, 2023. Mr. Liu’s resignation from his position as the CFO of the Company was due to retirement and was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

To fill in the vacancy created by the resignation of Mr. Liu as the CFO of the Company, the Company’s board of directors appointed Mr. Dongchun Fan to serve as the new CFO of the Company, effective September 1, 2023.

Mr. Dongchun Fan, age 53, is an accomplished financial leader with a distinguished career spanning multiple industries throughout his career. From November 2021 to December 2022, he served as the CFO of Chiso Automotive (Chongqing) Co., Ltd., overseeing financial strategy, system establishment, and capital operations. Prior to this, as the Group Director/Vice President and Finance Director of Liaoning Shuguang Automotive Group Co., Ltd., a China A-share listed company from August 2020 to August 2021, Mr. Fan enhanced financial operations, managed capital initiatives, and directed strategic financing. From May 2018 to October 2019, he held the position of CFO at Shenyang Zhongtai Equipment Manufacturing Co., Ltd., focusing on financial controls, investment management, and budget administration. Mr. Fan has also held leadership roles at entities including Jiangsu Muyang Group Co. Ltd., and Impro Precision Industries Limited, where he led projects of initial public offerings, risk control, and internal systems. He earned a master’s degree in business administration (MBA) from Tsinghua University in 2004 and a bachelor’s degree in mechanical manufacturing from Shenyang Aerospace University in 1992. Mr. Fan holds certifications including Certified Public Accountant (CPA) of China, Intermediate Accountant. He also qualified as a China National Lawyer.

There are no family relationships between Mr. Fan and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Fan and any other person pursuant to which he was appointed as the Company’s chief financial officer. Additionally, there have been no transactions in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Mr. Fan had, or will have, a direct or indirect material interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: September 5th, 2023	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer